

<u>MAIL STOP 3561</u>

April 3, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re:** **Advanced Technology Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **File No. 333-137863**
> **Filed March 21, 2007**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note the disclosure in the first additional risk factor on page 19 in response to comment one of our letter dated March 13, 2007. You disclose investors "may not receive the full amount of" their original investment upon exercise of the conversion rights. Please revise to clarify a scenario where they could receive the full amount of their investment upon conversion.

2. We note your response to comment three of our letter dated March 13, 2007. Please revise to discuss the timeline associated with the requirement of tendering shares when conversion is elected. There have been similarly structured blank

check companies that have required shares be tendered prior as well as after the stockholders meeting to vote on any business combinations. Also, clarify if there are any expenses or hurdles associated with obtaining physical custody of the stock certificate if such securities are held by a broker.

3.      We note your response to comment four of our letter dated March 13, 2007. You disclose the possibility that MOTA, FSGL, and OLEV may be unable to cover the cost. It is not clear how the listed entities are able to cover those expenses since the purpose they were formed was to hold your shares. Also, in connection with your response, please advise of the exhibit that evidences this additional personally liability associated with the expenses of dissolution and liquidation.

Comparison to Offerings of Blank Check Companies, page 57

4.      Please revise the disclosure in the table on pages 57 to 59 to reflect the difference in conversion percentages.

Principal Shareholders', page 67

5.      Please provide a note to the financial statements disclosing the company's right to cancel up to 1,562,500 common shares under certain circumstances. Briefly describe the major provisions of the cancellation right and its possible effects upon the company's financial statements.

6.      Please clarify whether cancellation of the common shares would result in payment to the former holders. Also, clarify whether this repurchase is outside the control of the company. Tell us your basis for including the cancellable shares and associated amounts in permanent shareholders' equity on the balance sheet. Refer to Rule 5-02-28 of Regulation S-X, FRR Section 211, and SAB Topic 3C.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or to Tom Kluck, who supervised the review of your filing, at (202) 551-3233.

Sincerely,


John Reynolds
Assistant Director


cc:     Brian B. Margolis
        Fax: (212) 969-2900